SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                             SMARTSERV ONLINE, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value

        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   83169 M 203

                       -----------------------------------
                                 (CUSIP Number)

                                December 31, 2000

             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

- ---------------------------------------------------------------
CUSIP No.  83169 M 203
- ---------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         Kevin B. Kimberlin

- ---------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [ X]
- ---------------------------------------------------------------
3.       SEC USE ONLY
- ---------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States Citizen
- ---------------------------------------------------------------
         NUMBER OF        5.      SOLE VOTING POWER          84,875
         SHARES                   ----------------------------------------
         BENEFICIALLY     6.      SHARED VOTING POWER        0
         OWNED BY                 ----------------------------------------
         EACH             7.      SOLE DISPOSITIVE POWER     84,875
         REPORTING                ----------------------------------------
         PERSON WITH      8.      SHARED DISPOSITIVE POWER   0
- ---------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         84,875

- ---------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [  ]
- ---------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)   1.5%
- ---------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
                    IN

- ------------------------------------------------- -------------

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


Item 1.

         (a)      Name of Issuer:

                           SmartServ Online, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           1 Station Place
                           Stamford, CT  06902

Item 2.

         (a)      Name of Person Filing:

                           Kevin B. Kimberlin

         (b)      Address of Principal Business Office:

                  c/o      535 Madison Avenue, 18th Floor
                           New York, NY 10022

         (c)      Citizenship:

                           Kevin B. Kimberlin is a citizen of the United
                           States.

         (d)      Title of Class of Securities:

                           Common Stock, $.01 par value

         (e)      CUSIP Number:

                  83169 M 203

Item 3.  If this statement is filed pursuant to Rule 13d-1(b)or
         13d-2(b) or (c), check the status of the person filing

                  Not applicable.

Item 4.  Ownership

         (a)      Amount beneficially owned:

                           84,875

         (b)      Percent of class:

                           1.5%

         (c)      Number of shares as to which the person has

                  (i)      Sole power to vote or to direct the vote:

                                   84,875

                  (ii)     Shared power to vote or direct the vote:

                                   -0-

                  (iii)    Sole power to dispose or direct the
                           disposition of:

                                   84,875

                  (iv) Shared power to dispose or to direct the disposition of:

                                  -0-

          In April, 2000, Spencer Trask & Co. (formerly known as Spencer Trask Holdings, Inc.), a Delaware corporation ("STC") of which the reporting person is the controlling shareholder, exercised all of its warrants to purchase 62,000 shares of the Issuer's common stock. Since April, STC has sold 46,500 shares of common stock and as of December 31, 2000, holds 15,500 shares of common stock of the Issuer.

          In April, 2000, Kevin Kimberlin Partners, LP, a Delaware limited partnership ("KKP"), of which the reporting person is the sole general partner, exercised all of its 277,500 warrants to purchase the Issuer's common stock. Since April, KKP has sold 138,750 shares of common stock and, as of December 31, 2000, holds 69,375 shares of the Issuer's common stock.

          According to the Form 10-QSB filed November 14, 2000, the Issuer had, as of November 10, 2000, 5,842,145 shares of common stock outstanding. As a result of the increase in outstanding common stock of the Issuer and the sale of the warrants of STC and KKP, the reporting person may be deemed to be a beneficial owner of 1.5% of the Issuer's common stock.

Item 5.  Ownership of Five Percent or Less of a Class

          As of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities represented in Row (9).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

              Not Applicable.

Item 8. Identification and Classification of Members of the Group

              Not Applicable.

Item 9.  Notice of Dissolution of Group

              Not Applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2001


                                            /s/ Kevin B. Kimberlin
                                            -------------------------------
                                            Kevin B. Kimberlin

Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (18 U.S.C. 1001)


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